UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amenndment No. 1

to

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

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Commission File Number: 001-36140

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58.com Inc.

Building 105, 10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Explanatory Note

May 13, 2016 — This Amendment No. 1 to Form 6-K is to revise the Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on February 26, 2016, which contains the earnings release reporting the fourth quarter and fiscal year 2015 unaudited financial results of 58.com Inc. (the “Company”). The Company has adjusted its financial results for the three-month period and the year ended December 31, 2015 to reflect the accounting impact of the deconsolidation of 58 Home. When 58 Home completed its Series A equity financing in November 2015, certain approval rights were granted to a noncontrolling preference shareholder of 58 Home and such approval rights granted to the noncontrolling preference shareholder of 58 Home were considered as substantive participating rights in accordance with generally accepted accounting principles in the United States. Accordingly, the Company, despite owning a majority of the outstanding shares of 58 Home, deconsolidated 58 Home upon completion of the Series A equity financing. The consolidated financial information of the Company previously announced and furnished to the Securities and Exchange Commission on Form 6-K in February 2016 was adjusted accordingly to reflect the impact from deconsolidation of 58 Home, including a US$0.05 million decrease in total revenues, a US$1.3 million increase in loss from operations, a US$38.0 million decrease in net loss attributable to 58.com Inc. and a US$0.32 decrease in basic and diluted losses per ADS attributable to ordinary shareholders for the year ended December 31, 2015. These changes were mainly due to a one-time non-cash gain on deconsolidation of 58 Home and non-cash compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home. Non-GAAP net loss attributable to 58.com Inc. was unchanged. See Exhibit 99.1 to this Form 6-K for the revised financial information showing the effects of this adjustment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

58.com Inc.

By	:	/s/ Hao Zhou
Name	:	Hao Zhou
Title	:	Chief Financial Officer

Date: May 13, 2016

Exhibit Index

Exhibit 99.1 – 58.com Reports Adjusted Fourth Quarter And Fiscal Year 2015 Unaudited Financial Results